Exhibit 99.1

Kamada Announces Strategic Transformational Transaction Positioning the Company as a
Global Leader in the Plasma-Derived Hyperimmune Market Through the Acquisition of a
Portfolio of Four FDA-Approved Commercial Products

●	2021 Global Revenue of the Portfolio Acquired from Saol Therapeutics is Estimated Between $40 Million to $45 Million, with Approximately 75% and 20% of Sales Generated from U.S. and Canada, Respectively

●	Acquisition Advances Kamada’s Strategy of Evolving Into a Fully-Integrated Specialty Plasma Company with Strong Commercial Capabilities in the U.S.; Kamada’s Wholly-Owned U.S. Subsidiary, Kamada Inc, will be Responsible for the Commercialization of the Products in the U.S. Market

●	Transaction is Important Step Toward Establishing Kamada as a Global Leader in Development, Manufacturing and Commercialization of Plasma-Derived Hyperimmune Products

●	Kamada Now Has a Portfolio of Six Plasma-Derived Hyperimmune Commercial Products, and the Acquisition Adds Eight Additional International Markets, Primarily in the MENA (Middle East and North Africa) Region, to its Existing Distribution Network

●	Kamada will Pay Saol a $95 Million Upfront Payment, and Up to an Additional $50 Million in Sales Based Milestones During 2022-2034

REHOVOT, Israel – November 22, 2021 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a plasma-derived biopharmaceutical company, today announced that it has acquired a portfolio of four U.S. Food and Drug Administration (FDA)-approved plasma-derived hyperimmune commercial products from Saol Therapeutics (“Saol”), a commercial specialty pharmaceutical company focused on addressing the medical needs of underserved or unserved patient populations. The combined annual global revenue of the acquired portfolio in 2021 is expected to be between $40 million to $45 million, with approximately 75% and 20% of sales generated in the U.S. and Canada, respectively. The acquired products’ expected 2021 gross margins are between 50%-55%.

The four acquired products include:

●	CYTOGAM® (Cytomegalovirus Immune Globulin Intravenous [Human]) (CMV-IGIV) product indicated for the prophylaxis of cytomegalovirus disease associated with the transplantation of the kidney, lung, liver, pancreas, and heart. The product is the sole FDA-approved immunoglobulin (IgG) product for this indication. Kamada’s 2019 announced Contract Manufacturing Agreement was related to Cytogam. The tech transfer process for Cytogam is already well underway, and Kamada expects to receive FDA approval for manufacturing of the product and initiate commercial manufacturing of the product at its facility in Israel, by the end of 2022.

●	WINRHO® SDF is a Rho(D) Immune Globulin Intravenous (Human) product indicated for use in clinical situations requiring an increase in platelet count to prevent excessive hemorrhage in the treatment of non-splenectomies, for Rho(D)-positive children with chronic or acute immune thrombocytopenia (ITP), adults with chronic ITP, and children and adults with ITP secondary to HIV infection. WinRho SDF is also used for suppression of Rhesus (Rh) Isoimmunization during pregnancy and other obstetric conditions in non-sensitized, Rho(D)-negative women. The product is FDA-approved.

●	WINRHO® SDF is a Rho(D) Immune Globulin Intravenous (Human) product indicated for use in clinical situations requiring an increase in platelet count to prevent excessive hemorrhage in the treatment of non-splenectomies, for Rho(D)-positive children with chronic or acute immune thrombocytopenia (ITP), adults with chronic ITP, and children and adults with ITP secondary to HIV infection. WinRho SDF is also used for suppression of Rhesus (Rh) Isoimmunization during pregnancy and other obstetric conditions in non-sensitized, Rho(D)-negative women. The product is FDA-approved.

●	HEPAGAM B® is a hepatitis B Immune Globulin (Human) (HBIg) product indicated to both prevent hepatitis B virus (HBV) recurrence following liver transplantation in hepatitis B surface antigen positive (HBsAg- positive) patients and provide post-exposure prophylaxis. The product is FDA-approved.

●	VARIZIG® [Varicella Zoster Immune Globulin (Human)] is a product that contains antibodies specific for the Varicella zoster virus, and it is indicated for post-exposure prophylaxis of varicella (chickenpox) in high-risk patient groups, including immunocompromised children, newborns, and pregnant women. VARIZIG is intended to reduce the severity of chickenpox infections in these patients. The U.S. Centers for Disease Control (CDC) recommends VARIZIG for postexposure prophylaxis of varicella for persons at high-risk for severe disease who lack evidence of immunity to varicella. The product is the sole FDA-approved IgG product for this indication.

“The acquisition of this FDA-approved commercial portfolio represents a critical strategic and synergistic transaction and growth driver for Kamada,” said Amir London, Kamada’s Chief Executive Officer. “With the establishment earlier this year of Kamada Plasma, our wholly-owned U.S. based plasma collection company, the acquisition of this new portfolio and the establishment of our U.S. based commercial operation, Kamada continues to advance its core objective of entering 2022 as a fully-integrated specialty plasma company, with strong commercial capabilities in the U.S. market. We intend to invest in the commercialization and life cycle management of the newly acquired products, which are primarily used in the field of organ transplantation, and each represent a significant growth opportunity for Kamada. Our portfolio of commercial specialty plasma-derived hyperimmune therapies now includes six products.”

“As a result of this acquisition, Kamada takes an important step toward becoming a global leader in the plasma-derived specialty hyperimmune market, and we expect to leverage our existing strong international distribution network to grow the acquired portfolio’s revenues in new geographic markets. Importantly, this transaction adds eight new international markets, primarily in the MENA region, to our current distribution network. Moreover, with the planned transfer of Cytogam manufacturing to our facility in Israel, the expected continued growth of KEDRAB®, our anti-Rabies hyperimmune product, and the potential to transfer the production of the other products in the acquired portfolio to our Israeli facility, we anticipate utilizing the excess capacity of our plant following the transition of GLASSIA® manufacturing to Takeda,” concluded Mr. London.

Kamada’s wholly-owned U.S. subsidiary, Kamada Inc., will be responsible for the commercialization of the products in the U.S., including direct sales to wholesalers and local distributers.

Under the terms of the agreement, Kamada will pay Saol a $95 million upfront payment, and up to an additional $50 million in sales milestones during 2022-2034. In addition, Kamada will acquire from Saol existing inventory at an estimated value of approximately $15 million, which will be paid over 10 equal quarterly instalments. To partially fund the acquisition costs, Kamada has secured a $40 million credit facility from Bank Hapoalim, Israel’s leading commercial bank. The credit facility is comprised of a $20 million 5-year term loan and a $20 million short-term revolving credit facility.

During the nine months period ending on September 30, 2021, Kamada incurred approximately $0.6 million in legal and other related fees associated with completing this transaction.

Kamada retained Naschitz, Brandes, Amir & Co and DLA Piper LLP as legal advisors around the product acquisition, and Agmon & Co. Rosenberg Hacohen & Co. as legal advisor for the securing of the credit facility. SVB Leerink served as exclusive financial advisor and Mayer Brown LLP served as legal counsel to Saol Therapeutics.

About Kamada

Kamada Ltd. (the “Company”) is a global specialty plasma-derived biopharmaceutical company with a diverse portfolio of marketed products, a robust development pipeline and industry-leading manufacturing capabilities. The Company’s strategy is focused on driving profitable growth from its current commercial products, its plasma-derived development pipeline and its manufacturing expertise, while evolving into a vertically integrated plasma-derived company. The Company’s two leading commercial products are GLASSIA® and KEDRAB®. GLASSIA was the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the FDA. The Company markets GLASSIA in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited (“Takeda”) and in other countries through local distributors. Pursuant to an agreement with Takeda, the Company will continue to produce GLASSIA for Takeda through 2021 and Takeda will initiate its own production of GLASSIA for the U.S. market in 2021, at which point Takeda will commence payment of royalties to the Company until 2040. KEDRAB is an FDA approved anti-rabies immune globulin (Human) for post-exposure prophylaxis treatment. KEDRAB is being marketed in the U.S. through a strategic partnership with Kedrion S.p.A. During November 2021, the Company acquired a portfolio of four FDA-approved plasma derived hyperimmune products comprising of CYTOGAM®, WINRHO®, HEPAGAM® and VARIZIG®, these products are distributed in the U.S., Canada, and additional markets worldwide. The Company has additional four plasma-derived products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, Argentina, India and other countries in Latin America and Asia. The Company has two leading development programs; an inhaled AAT for the treatment of AAT deficiency for which the Company is currently conducting the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial, and a plasma-derived hyperimmune immunoglobulin (IgG) product as a potential treatment for coronavirus disease (COVID-19). The Company leverages its expertise and presence in the Israeli pharmaceutical market to distribute in Israel more than 20 products that are manufactured by third parties and have recently added nine biosimilar products to its Israeli distribution portfolio, which, subject to EMA and the Israeli MOH approvals, are expected to be launched in Israel between the years 2022 and 2025. FIMI Opportunity Fund, the leading private equity investor in Israel, is the Company’s lead shareholder, beneficially owning approximately 21% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding the benefits of the acquisition of the product portfolio from Saol, including: 1) anticipated global revenue of the acquired product portfolio between $40 million to $45 million in 2021, 2) anticipated gross margins of the acquired products between 50%-55% in 2021, 3) the acquisition advancing Kamada’s objective of entering 2022 as fully integrated specialty plasma company with strong commercial capabilities in the U.S. market, and strengthening its global leadership position in the plasma-derived specialty hyperimmune market; 4) receipt of FDA approval of commercial manufacturing of Cytogam in Israel by the end of 2022, and 5) anticipated utilization of the excess capacity of Kamada’s Israeli plan following the transition of GLASSIA manufacturing to Takeda. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the continued evolvement of the COVID-19 pandemic, its scope, effect and duration, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of this new product portfolio, and leverage and expand its international distribution networks, Kamada’s ability to move manufacturing of Cytogam and other products in the acquired portfolio to its Israeli plan, delays in FDA approval, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Bob Yedid

LifeSci Advisors, LLC

646-597-6989

Bob@LifeSciAdvisors.com

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